================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------


                                 SCHEDULE 14D-1

                               (Amendment No. 2)

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934

                              WIZTEC SOLUTIONS LTD.
                            (Name of Subject Company)

                        CONVERGYS ISRAEL INVESTMENTS LTD.
                              CONVERGYS CORPORATION
                                    (Bidders)

                 Ordinary Shares, New Israeli Shekel 1 Par Value

                                   M98105-105
                      (CUSIP Number of Class of Securities)

                             William D. Baskett III
                              Convergys Corporation
                          General Counsel and Secretary
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-2444
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of Bidder)

                                    COPY TO:

                                  Neil Ganulin
                               Frost & Jacobs LLP
                                 2500 PNC Center
                             Cincinnati, Ohio 45202
                                 (513) 651-6800

                            CALCULATION OF FILING FEE

================================================================================
Transaction Valuation*                                      Amount of Filing Fee

--------------------------------------------------------------------------------
$73,589,850(1)................................................     $14,717.97(2)

================================================================================

 1. For purposes of calculating the filing fee only. Pursuant to, and as provided by, Rule 0-11(d), this amount is calculated by multiplying $25.00, the per share cash tender offer price, by 2,943,594 Ordinary Shares, New Israeli Shekel 1 par value, which represents all Ordinary Shares outstanding as of June 29, 1999 not owned directly or indirectly by the persons filing this statement and assumes the exercise of all warrants and options to purchase Ordinary Shares which were outstanding as of June 29, 1999.

 2. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate cash value for such number of shares.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,717.97
Form or Registration No.: Schedule 14D-1
Filing Party: Convergys Corporation and
              Convergys Israel Investments Ltd.
Date Filed: July 2, 1999

                                 SCHEDULE 14D-1

CUSIP No.    M98105-105
-----------------------------------------------------------------------------------------------
1.       Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
         Convergys Corporation
         I.R.S. ID No. 31-1598292

-----------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (A)           [X]
         (B)           [   ]

-----------------------------------------------------------------------------------------------
3.       SEC Use Only

-----------------------------------------------------------------------------------------------
4.       Source of Funds
         BK

-----------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) [ ]

-----------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Ohio

-----------------------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned By Each Reporting Person
         5,020,721

-----------------------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares [___]

-----------------------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)
         68.7%

-----------------------------------------------------------------------------------------------
10.      Type of Reporting Person
         HC

-----------------------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP No. M98105-105
-----------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above Persons

         Convergys Israel Investments Ltd.
         I.R.S. ID No. Not applicable

-----------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (A)           [X]
         (B)           [   ]

-----------------------------------------------------------------------------------------------
3.       SEC Use Only

-----------------------------------------------------------------------------------------------
4.       Source of Funds
         AF

-----------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) [ ]

-----------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         State of Israel

-----------------------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned By Each Reporting Person
         5,020,721

-----------------------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares [___]


-----------------------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)
         68.7%

-----------------------------------------------------------------------------------------------
10.      Type of Reporting Person
         CO

-----------------------------------------------------------------------------------------------

                                  INTRODUCTION

         Convergys Corporation, an Ohio corporation ("Parent"), and Convergys Israel Investments Ltd., a company limited by shares duly registered under the laws of the State of Israel and a wholly owned subsidiary of Parent ("Sub"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 originally filed on July 2, 1999, as amended (the "Schedule 14D-1"), with respect to the offer to purchase all of the outstanding Ordinary Shares, New Israeli Shekel 1 Par Value (the "Shares"), of Wiztec Solutions Ltd., a company limited by shares duly registered under the laws of the State of Israel (the "Company"), not already owned by Sub.


ITEM 8.         PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Item 8 of the Schedule 14D-1 is amended and supplemented by adding the following:

     Sub and Parent have retained E. Shalev Ltd. to serve as information agent in Israel in connection with the Offer. E. Shalev may contact holders of Shares in Israel by personal interview, mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, banks, trust companies and other nominees to forward the Offer materials to beneficial holders. E. Shalev will receive reasonable and customary compensation for its services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection with its services, including certain liabilities under the Federal securities laws. It is estimated that the expenses paid to E. Shalev in connection with the Offer will be approximately $15,000.

ITEM 11. INFORMATION TO BE FILED AS EXHIBITS.

     Item 11 of the Schedule 14D-1 is amended and supplemented by adding the following:

     (a)(9) Advertisement published in Israeli newspapers, commencing July 15, 1999 and continuing through July 30, 1999.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 19, 1999                         Convergys Israel Investments Ltd.



                                             By  /s/ William D. Baskett III
                                                 ------------------------------
                                                 William D. Baskett III
                                                 Vice President


                                             Convergys Corporation



                                             By  /s/ William D. Baskett III
                                                 ------------------------------
                                                 William D. Baskett III
                                                 General Counsel and Secretary